UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated January 30, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:	☒	Form 40-F:	☐

Enclosures:

•	Proposals by the Board of Directors to Nokia Corporation’s Annual General Meeting 2025

Stock exchange release	1 (4)
30 January 2025

Nokia Corporation

Stock Exchange Release

30 January 2025 at 8:10 EET

Proposals by the Board of Directors to Nokia Corporation’s Annual General Meeting 2025

Nokia Corporation’s Annual General Meeting will be held on Tuesday 29 April 2025 at 13:00 (EEST) at Finlandia Hall, Helsinki, Finland. The Board submits the following proposals to the Annual General Meeting. Complete proposals are available as of today at www.nokia.com/agm2025. The notice of the Annual General Meeting with more detailed information on the participation and voting will be published separately during week 7, 2025 on the Company’s website and by a stock exchange release.

Authorization of the Board of Directors to decide on the distribution of dividend and assets from the reserve for invested unrestricted equity

The Board of Directors proposes to the Annual General Meeting to be authorized to resolve in its discretion on the distribution of an aggregate maximum of EUR 0.14 per share as dividend from the retained earnings and/or as assets from the reserve for invested unrestricted equity.

The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the period of validity of the authorization unless the Board of Directors decides otherwise for a justified reason. The proposed total authorization for asset distribution is in line with the Company’s dividend policy. The authorization would be valid until the opening of the next Annual General Meeting.

The Board would make separate resolutions on the amount and timing of each distribution of the dividend and/or assets from the reserve for invested unrestricted equity so that the preliminary record and payment dates will be as set out below. The Company shall make a separate announcement of each such Board resolution.

Preliminary record date	Preliminary payment date
5 May 2025	12 May 2025
29 July 2025	7 August 2025
28 October 2025	6 November 2025
3 February 2026	12 February 2026

Each installment based on the resolution of the Board of Directors will be paid to a shareholder registered in the Company’s shareholders’ register maintained by Euroclear Finland Oy on the record date of the payment.

Board composition and remuneration

Søren Skou and Carla Smits-Nusteling have informed the Board’s Corporate Governance and Nomination Committee that they will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. On the recommendation of the Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the number of Board members be ten (10). However, should any number of the candidates proposed by the Board not be available for election, the number of Board members shall be decreased accordingly.

www.nokia.com

Stock exchange release	2 (4)
30 January 2025

On the recommendation of the Corporate Governance and Nomination Committee, the Board further proposes to the Annual General Meeting that the following current Board members be re-elected as members of the Board of Directors for a term until the close of the next Annual General Meeting: Timo Ahopelto, Sari Baldauf, Elizabeth Crain, Thomas Dannenfeldt, Lisa Hook, Mike McNamara, Thomas Saueressig and Kai Öistämö. In addition, it is proposed that Pernille Erenbjerg, Danish citizen, former Group CEO and President of TDC Group; and Timo Ihamuotila, Finnish citizen, Chief Financial Officer of ABB Ltd, be elected as new members of the Board of Directors for a term until the close of the next Annual General Meeting.

Resumes of the Board candidates are presented in the Board’s proposal available as of today at www.nokia.com/agm2025.

The Corporate Governance and Nomination Committee will propose in the assembly meeting of the new Board of Directors after the Annual General Meeting that Sari Baldauf be re-elected as the Chair of the Board and Timo Ihamuotila be elected as the Vice Chair, subject to their election to the Board.

On the recommendation of the Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the annual fees payable to Board members for a term ending at the close of the next Annual General Meeting are kept at the current levels:

•	EUR 440 000 for the Chair of the Board;

•	EUR 210 000 for the Vice Chair of the Board;

•	EUR 185 000 for each member of the Board;

•	EUR 30 000 each for the Chairs of the Audit Committee and the Personnel Committee and EUR 20 000 for the Chairs of the Technology Committee and the Strategy Committee as an additional annual fee; and

•	EUR 15 000 for each member of the Audit Committee and the Personnel Committee and EUR 10 000 for each member of the Technology Committee and the Strategy Committee as an additional annual fee.

In line with Nokia’s Corporate Governance Guidelines, the Board proposes that approximately 40% of the annual fee be paid in Nokia shares. The rest of the annual fee would be paid in cash to cover taxes arising from the remuneration. The Directors shall retain until the end of their directorship such number of shares that they have received as Board remuneration during their first three years of service on the Board.

In addition, the Board proposes that the meeting fees for Board and Committee meetings remain at their current level. The meeting fees are based on travel required between the Board member’s home location and the location of a meeting and paid for a maximum of seven meetings per term as follows:

•	EUR 5 000 per meeting requiring intercontinental travel; and

•	EUR 2 000 per meeting requiring intracontinental travel.

Only one meeting fee is paid if the travel entitling to the fee includes several meetings of the Board and the Committees. Moreover, it is proposed that members of the Board shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work.

www.nokia.com

Stock exchange release	3 (4)
30 January 2025

Auditor election and remuneration

On the recommendation of the Audit Committee, the Board of Directors proposes to the Annual General Meeting that Deloitte Oy be re-elected as the auditor of the Company for the financial year 2026.

It is also proposed that the auditor elected for the financial year 2026 be reimbursed based on the purchase policy approved by the Audit Committee and the invoice approved by the Company.

Sustainability reporting assurer election and remuneration

On the recommendation of the Audit Committee, the Board of Directors proposes to the Annual General Meeting that Authorized Sustainability Audit Firm Deloitte Oy be re-elected as the sustainability reporting assurer for the financial year 2026.

It is also proposed that the assurer of the sustainability reporting elected for the financial year 2026 be reimbursed based on the purchase policy approved by the Audit Committee and the invoice approved by the Company.

Authorization to the Board to issue shares and repurchase Company’s shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to issue in total a maximum of 530 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or more issues during the effective period of the authorization. The Board may issue either new shares or treasury shares held by the Company. Shares and special rights entitling to shares may be issued in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans or for other purposes resolved by the Board. It is proposed that the authorization be effective until 28 October 2026 and terminate the authorization for issuance of shares and special rights entitling to shares resolved at the Annual General Meeting on 3 April 2024.

The Board also proposes that the Board be authorized to resolve to repurchase a maximum of 530 million shares. The repurchases would reduce distributable funds of the Company. The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board. It is proposed that the authorization be effective until 28 October 2026 and terminate the authorization for repurchasing the Company’s shares granted by the Annual General Meeting on 3 April 2024 to the extent that the Board has not previously resolved to repurchase shares based on such authorization.

530 million shares corresponds to less than 10 percent of the Company’s total number of shares. The Board shall resolve on all other matters related to the issuance or repurchase of Nokia shares in accordance with the resolution by the Annual General Meeting.

Other matters to be addressed by the Annual General Meeting

Furthermore, the Annual General Meeting would address adopting the Company’s financial statements for the financial year 2024, discharging the members of the Board of Directors and the President and Chief Executive Officer from liability for the financial year 2024, adopting the updated Remuneration Policy for the Company’s governing bodies and adopting the Remuneration Report 2024.

www.nokia.com

Stock exchange release	4 (4)
30 January 2025

The Remuneration Report for 2024 and the “Nokia in 2024” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report, are expected to be published and available at www.nokia.com/agm2025 in week 11 of 2025. The updated Remuneration Policy is expected to be published as an attachment to the Notice of the Annual General Meeting and available at www.nokia.com/agm2025 in week 7 of 2025.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

With truly open architectures that seamlessly integrate into any ecosystem, our high-performance networks create new opportunities for monetization and scale. Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Head of External Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2025		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal